Exhibit 12 (b)
TALEN ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months

	Ended June 30, 2015	Years Ended December 31,
		2014 (a)	2013 (a)	2012 (a)	2011 (a)	2010 (a)
Earnings, as defined:
Income (Loss) from Continuing Operations Before Income Taxes (b)	$131	$303	$(420)	$665	$1,061	$860
Adjustments to reflect earnings from equity method investments on a cash basis	—	—	—	—	1	7
	131	303	(420)	665	1,062	867

Total fixed charges as below	102	161	226	238	259	426
Less:
Capitalized interest	8	22	35	37	38	27
Interest expense and fixed charges related to discontinued operations	—	10	14	12	6	169
Total fixed charges included in Income (Loss) from Continuing Operations Before Income Taxes	94	129	177	189	215	230

Total earnings	$225	$432	$(243)	$854	$1,277	$1,097

Fixed charges, as defined:
Interest charges (c)	$99	$156	$207	$214	$223	$387
Estimated interest component of operating rentals	3	5	19	24	36	38
Fixed charges of majority-owned share of 50% or less-owned persons	—	—	—	—	—	1

Total fixed charges (d)	$102	$161	$226	$238	$259	$426

Ratio of earnings to fixed charges (b)	2.2	2.7	(1.1)	3.6	4.9	2.6

(a)
Years 2010 through 2014 reflect the reclassification of certain Talen Montana hydroelectric generating facilities and related assets as Discontinued Operations. See Note 7 to the Financial Statements for additional information.

(b)
To facilitate the sale of the hydroelectric generating facilities referred to in (a) above, in December 2013, Talen Montana terminated a lease agreement which resulted in a $697 million charge. See Talen Energy Supply's Note 4 to the Financial Statements in the 2015 Prospectus for additional information. As a result of these transactions, earnings were lower, which resulted in less than one-to-one coverage. The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $469 million.

(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Interest on unrecognized tax benefits is not included in fixed charges.

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